Exhibit 99.2

CATALYST PAPER CORPORATION
(the "Company" or "Catalyst")
SPECIAL MEETING OF NOTEHOLDERS
JANUARY 17, 2017
REPORT OF VOTING RESULTS
In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), we hereby advise you of the following voting results obtained at the special meeting of the holders of PIK Toggle Senior Secured Notes due 2017 of the Company (the "Noteholders") held on January 17, 2017 (the "Meeting"), the subject matter of which is described in greater detail in the management information circular of the Company dated December 14, 2016 (the "Circular").
1.	Approval of the Noteholder Resolution
Noteholders present in person and represented by proxy at the Meeting voted to approve the recapitalization of the Company, as further described in the Circular (the "Noteholder Resolution").
The Noteholder Resolution was passed by at least 66 2/3% of the votes cast by Noteholders present in person or represented by proxy at the Meeting.
The following are the voting results on the Noteholder Resolution:
	Voting result		Outcome

Approval of the Noteholder Resolution by all voting Noteholders	FOR 242,203,726 (100%)	AGAINST Nil (0%)	Carried

2.	Other Business
There was no other business brought before the Noteholders for a vote.

CATALYST PAPER CORPORATION
By:	(signed) "James Isaac"
Name: James Isaac
Title: Corporate Legal Counsel and Corporate Secretary